CRYOPORT, INC.
20382 Barents Sea Circle
Lake Forest, California 92630

August 27, 2008

VIA FACSIMILE (202-772-9369) AND EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dorine H. Miller

Re:          Cryoport, Inc.
Registration Statement on Form S-1
File No. 333-152329

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Cryoport, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11.00 a.m., Eastern Time, Thursday, August 28, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CRYOPORT, INC.

By:  /s/ Peter Berry
Name: Peter Berry
Title:  Chief Executive Officer